November 17, 2006

Mr. Michael Fay
Accounting Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 90549-3561

RE:	Point.360
Form 10-K: For the Year Ended December 31, 2005
Form 10-Q: For the Period Ended March 31, 2006
File Number: 000-21917

Dear Mr. Fay:

The following is provided as a supplemental response to item 2 in my November 3, 2006 letter to you.

The goodwill impairment test provided to you on November 3, 2006 was reviewed by Point.360’s independent public accountant, who agreed with the methodology.

If you have any questions regarding this communication, please call the undersigned at 818-565-1444.

Very Truly Yours,

Alan R. Steel
Executive VP, Finance and Administration
Chief Financial Officer

ARS/cht